SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Velocity Express Corporation

(Name of Issuer)

Common Stock, $.004 Par Value Per Share

(Title of Class of Securities)

922-57T-20 2

(CUSIP Number)

December 19,2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 922 57T 20 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William S. Lapp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,010,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,010,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,010,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 16.6%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer The name of the issuer is Velocity Express Corporation.
	(b)	Address of Issuer's Principal Executive Offices The address of the principal executive offices of the Issuer is 7803 Glenroy Road, Suite 200, Bloomington, MN 55439.

Item 2.
	(a)	Name of Person Filing This statement is being filed by William S. Lapp.
	(b)	Address of Principal Business Office or, if none, Residence The principal address of the Reporting Person is 12840 11th Avenue North, Plymouth, MN 55441.
	(c)	Citizenship USA.
	(d)	Title of Class of Securities Common Stock, $.004 Par Value Per Share.
	(e)	CUSIP Number 922 57T 20 2

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
	(f)	[ ]	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see §240.13d-1(b)(1)(ii)(F)
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G); (Note: See Item 7)
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(H).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
As of December 19, 2003, Mr. Lapp’s beneficial ownership was as follows:
(a) Amount beneficially owned: 1,010,000.
(b)

Percent of class:
As of December 19, 2003, Mr. Lapp beneficially owned approximately 16.6% of the shares of Common Stock outstanding, based upon 5,462,161 shares reported outstanding on Velocity Express Corporation’s 10-Q for quarter ended September 27, 2003, filed with the SEC on November 11, 2003.

(c) Number of shares as to which the person has: Of the shares beneficially owned by the Mr. Lapp, he has the power to vote or dispose of the shares as follows:
(i) Sole power to vote or to direct the vote 1,010,000
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 1,010,000
(iv) Shared power to dispose or to direct the disposition of 0

The shares listed above include: 10,000 shares of Common Stock owned by Mr. Lapp directly. Although subject to restrictions as noted below, the shares listed above also include shares of common stock issuable upon the conversion of  (i) 85,000 shares of Series I Convertible Preferred Stock purchased by Mr. Lapp directly; and (ii) 15,000 shares of Series I Convertible Preferred Stock purchased for the benefit of Mr. Lapp by the Lapp, Libra, Thomson, Stoebner & Pusch Chartered Money Purchase Pension Plan.  The issuance of all Preferred Shares is contingent upon approval by the Issuer’s stockholders of (i) the issuance of the Series I Preferred Stock and (ii) the amendment of the Issuer’s Certificate of Incorporation to increase the number of shares authorized for issuance to 400,000,000 shares, of which 325,000,000 shares are Common Stock and 75,000,000 shares of Preferred Stock, at a meeting of the Issuer’s stockholders or by written consent.  Upon issuance, each share of Series I Preferred Stock will be convertible into 10 shares of Common Stock, subject to adjustment as provided in the Certificate of Designation of Preferences and Rights of Series I Preferred Stock.

Item 5.	Ownership of Five Percent or Less of a Class
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Item 11.	Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2003
Date
/s/ William S. Lapp
Signature
William S. Lapp
Name/Title